Exhibit 99.12

STRICTLY PRIVATE AND CONFIDENTIAL

SELINA HOSPITALITY PLC

Registered in England under company number 13931732

Registered office: 27 Old Gloucester Street, London WC1N 3AX

26 June 2023

To:	Kibbutz Holding S.a.r.l.
5 rue Guillaume J Kroll
I-1882 Luxembourg
Luxembourg

Attention: David Galan

Dear Sirs,

INDEMNITY LETTER

We refer to the following arrangements proposed to be entered into between, among others, Selina Hospitality PLC (the “Company”) and Kibbutz (or an affiliate thereof):

(a)	the provision by Kibbutz of a guarantee in respect of a secured convertible loan note in an aggregate principal amount of US$11,111,111 to be issued by Selina Management Company UK Ltd (the “Borrower”) (the “First Note”), upon the Company meeting certain conditions precedent and the Lender of the First Note exercising an option, either a further secured convertible loan note in an aggregate principal amount of US$11,111,111 to be issued by the Borrower (the “Second Note”) and/or a further PIPE subscription in an aggregate principal amount of US$11,111,111 (the “First PIPE”, and depending on whether the First PIPE or the Second Note is issued, the “First Option”), and at the discretion of the lender of the First Note, a further secured convertible loan note in an aggregate principal amount of US$11,111,111 to be issued by the Borrower (the “Third Note”) and/or a further PIPE subscription in an aggregate principal amount of US$11,111,111 (the “Second PIPE”, and depending on whether the Second PIPE or the Third Note is issued, the “Second Option”); and

(b)	the grant of further warrants by the Company to Kibbutz, giving Kibbutz the right to subscribe for up to, in aggregate, 3,500,000 new ordinary shares of US$0.005064 nominal value each (rounded to six decimal places) in the capital of the Company for a subscription price of US$1.50 per share (the “Warrants”), the First Note and the Warrants being together, the “Transactions”, it being understood that upon exercise of the First Option and the Second Option, the indemnity shall be extended by the parties hereto to such options.

Kibbutz has requested the Company to provide certain indemnification to Kibbutz in connection with the Transactions, and in consideration of the mutual promises made between the Company and Kibbutz in connection with the Transactions, Kibbutz and the Company have agreed to enter into this letter (the “Letter”).

1.	DEFINITIONS

In this Letter: “Company Group” means the Company and its subsidiary undertakings from time to time; “Indemnified Persons” means each of Kibbutz and its directors, officers, agents and employees (save for any such person who is also a director, officer, agent or employee of the Company at the relevant time) and any successor or assign of any such persons; “parent undertakings” and “subsidiary undertakings” shall each be construed in accordance with section 1162 of the Companies Act 2006; and “person” shall include a reference to a body corporate, association or partnership.

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2.	INDEMNITY

(a)	The Company hereby agrees to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities or expenses which any such Indemnified Person may suffer or incur or, in each case, actions in respect thereof, related to or arising out of any breach or alleged breach of (i) applicable securities laws and/or (ii) the terms of the $147.5 million of 6% senior unsecured convertible notes due 2026, in each case by any member of the Company Group and/or any of its or their respective employees, officers or directors in connection with the Transactions (but excluding any losses, claims, damages, liabilities or expenses judicially determined by a court of competent jurisdiction to have resulted from an Indemnified Person’s negligence, wilful default, misrepresentation, fraud or breach of contract), and the Company will reimburse any Indemnified Person for all reasonable expenses (including properly incurred legal fees and any irrecoverable VAT on any incurred expenses) as they are incurred by such Indemnified Person in connection with investigating, preparing or defending any such action or claim, whether or not in connection with a pending or threatened litigation in which such Indemnified Person is a party.

(b)	If an Indemnified Person is subject to tax in respect of any indemnity payable under paragraph (a) above, the Company agrees that the sum payable by the Company shall be increased to such amount as will ensure that after payment of such tax such Indemnified Person shall be left with a sum equal to the amount that it would have received in the absence of such charge to tax (after giving credit for any tax relief available in respect of the matter giving rise to the indemnity).

(c)	Where any Indemnified Person is jointly and/or severally liable with another person in connection with any matter for which such Indemnified Person seeks indemnification from the Company pursuant to this Letter, the total amount recoverable by the Indemnified Person from the Company pursuant to the indemnity contained in paragraph (a) above shall be limited to such proportion as is found in a final judicial determination to be just and equitable, having regard to the relative responsibility of, on the one hand, the Indemnified Person and, on the other hand, the relevant other person(s). This will be so regardless of whether (i) such other person(s) is (are) or could be a party to any relevant proceedings or (ii) any liability of such other person(s) is (are) or could be limited.

(d)	Kibbutz (for itself and each other Indemnified Person) agrees that no Indemnified Person will, without the prior written consent of the Company, settle any litigation or any claim whatsoever by any person or any investigation or proceeding by any governmental agency or body, commenced or threatened, or in respect of which indemnification may be sought under this Letter, regardless of whether or not any Indemnified Person is an actual or potential party thereto.

(e)	The indemnity set out in paragraph (a) above shall not apply to the extent prohibited by law or any rules or regulations applicable from time to time to the Company or any Indemnified Person.

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3.	THIRD PARTY RIGHTS

Save for the provisions of this Letter which confer a benefit on Indemnified Persons other than Kibbutz (each, a “Third Party Beneficiary”), which, subject to such Third Party Beneficiary obtaining Kibbutz’s prior written consent, are intended to be enforceable by each such Third Party Beneficiary by virtue of the Contracts (Rights of Third Parties) Act 1999, the parties to this Letter do not intend that any term of this Letter should be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to this Letter. Notwithstanding the foregoing provisions of this paragraph 3, this Letter may be terminated or amended, and any term of this Letter may be waived in any way and at any time, by the agreement of the parties to this Letter, without the consent of any Third Party Beneficiary.

4.	MISCELLANEOUS

Nothing in this Letter shall exclude any liability for breach of a regulatory obligation that cannot be excluded by applicable law or regulation. This Letter constitutes the whole and only agreements between the Company and Kibbutz in relation to its subject matter and supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto. This Letter may not be amended or otherwise modified except by both parties in writing. This Letter shall be binding upon and enure to the benefit of each party to this Letter and its or any subsequent successors and permitted assigns. A party to this Letter may not assign or transfer or purport to assign or transfer a right or obligation under this Letter, except with the prior written consent of the other party to this Letter, providing, however, that the Company may transfer its rights and obligations under this Letter to any other member of the Company’s Group without Kibbutz’s consent. The invalidity, illegality or unenforceability of a provision of this Letter does not affect or impair the continuation in force of the remainder of such provision or the remainder of this Letter. This Letter may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one instrument.

5.	GOVERNING LAW AND JURISDICTION

This Letter and the relationship among the parties to it (and any non-contractual obligation, dispute, controversy or claim of whatever nature arising out of or in any way relating to this Letter or its formation) shall be governed by and construed in accordance with English law. The parties irrevocably agree that the English courts will have exclusive jurisdiction in relation to this Letter and the parties hereby submit to the jurisdiction of such courts.

Please confirm the Company’s agreement to the terms of this Letter by signing and returning a copy of this Letter to Jonathon Grech at 27 Old Gloucester Street, London WC1N 3AX, whereupon this Letter shall be deemed to have become effective as of the date of this letter.

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Yours faithfully,

For and on behalf of SELINA HOSPITALITY PLC

By:	/s/ RAFAEL MUSERI	By:	/s/ DANIEL RUDASEVSKI
Name:	Rafael Museri	Name:	Daniel Rudasevski
Title:	Director	Title:	Director

Kibbutz hereby agrees to the terms set out in this Letter from Selina Hospitality PLC dated 26 June 2023.

KIBBUTZ HOLDING S.A.R.L.

By:	/s/ DAVID GALAN
Name:	David Galan
Title:	Director

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